Infrastructure Developments Corporation

299 S. Main Street, 13th Floor

Salt Lake City, Utah  84111

July 20, 2013

Melissa N. Rocha, Senior Assistant Chief Accountant

Division of Corporate Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:

Infrastructure Developments Corporation

Form 10-K for the Year Ended December 31, 2012

Filed April 11, 2013

Form 10-Q for the Period Ended March 31, 2013

File May 20, 2013

File No. 0-52936

Dear Melissa N. Rocha:

Thank you for your comments dated June 26, 2013, to Infrastructure Developments Corporation's submissions on Form 10-K filed on April 11, 2013 and on Form 10-Q filed on May 20, 2013.

We have electronically filed a response to your comments with the Commission.

The following are our detailed responses to your comments.

Form 10-K for the Year Ended December 31, 2012

Financial Statements

Consolidated Balance Sheet, page F-3

1.

The investment in unconsolidated entity line item represents approximately 53% of your total assets at December 31, 2012 and 60% of your total assets at March 31, 2013.  In this regard, please address the following:

•

Please expand your disclosures in future filings in the notes to the financial statements to discuss the nature of this investment, the name of the entity that this investment relates to, your percentage ownership in this investment, and the method used to account for this investment.  Depending on the method used to account for this investment, we also remind you of the disclosure requirements of   Rule 8-03(b)(3) of Regulation S-X, ASC 320-10-50, ASC 323-10-50, and ASC 325-20-50.  Please show us in your supplemental response what the revisions will look like in future filings; and

•

Your disclosures on page 21 indicate that this investment may be related to Cleanfield Energy, Inc.  If so, please help us understand why you would not be consolidating this entity pursuant to ASC 810-10-15-8 given that you acquired 75% of this entity based on your disclosures on page 4.

Response:

We confirm that we will expand our disclosure in future filings, as follows:

Basis of Presentation

The consolidated financial statements present the financial position, results of operation, changes in stockholder’s equity and cash flows of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated. The Company owns 75% of common stock of Cleanfield Energy, Inc., due to conversion of debt to equity. Financials of Cleanfield Energy, Inc., was consolidated with the Company for reporting purpose.

For the year ended December 31, 2012 there were no transactions in Cleanfield Energy, Inc., to consolidate.

Investment in Equity Interest

On June 4, 2012, the Company converted its debt to Cleanfield Energy, Inc., to equity as a result of which as of December 31, 2012, the Company owns approximately 75% of common stock of Cleanfield Energy, Inc. As the Company has become the majority share holder of Cleanfield Energy, Inc., as of June 4, 2012, the financial statements of Cleanfield Energy. Inc., as of December 31, 2012, have been consolidated with the Company for reporting purpose.

In future filings we will make clear that we are consolidating Cleanfield Energy, Inc., pursuant to ASC 810-10-15-8 given that we acquired 75% of Cleanfield Energy, Inc.

Item 9A.  Controls and Procedures

Evaluation of Disclosures Controls and Procedures, page 24

2.

You identified a material weakness which led to your determination that internal control over financial reporting was ineffective as of December 31, 2012.  Please help us understand what consideration you gave to this material weakness in determining that your disclosure controls and procedures were effective as of December 31, 2012 pursuant to Item 307 of Regulation S-K.

Response:

While management identified a material weakness in its internal control over financial report due to lack of appropriate independent oversight, management found that disclosure controls and procedures were effective in recording, processing, summarizing, and reporting information required to be disclosed, within the time periods specified in the Commission’s rules and forms, and such information was accumulated and communicated to management, including the chief executive officer and the chief financial officer, to allow timely decisions regarding required disclosures. Management made this determination based upon filing the company's Form 10-K within the extended time period provided by the Commission.

In connection with the company's response to the Securities and Exchange Commission's comments, the company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Shawn Teigen

Shawn Teigen

Director